Exhibit 99.2

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2009
(Unaudited)

NO AUDITOR REVIEW

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28,	November 30,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$7,273,085	$7,700,559
Short-term investments (restricted – Note 5)	50,000	50,000
Amounts receivable	25,897	32,015
Prepaid expenses and deposits	47,351	42,984
	7,396,333	7,825,558
Fixed assets (Note 6)	31,599	17,269
Mineral properties (Note 7)	38,994,709	39,143,940
Investments	1,675	2,375
	$46,424,316	$46,989,142

LIABILITIES AND SHAREHOLDERS‘ EQUITY

Current liabilities:
Accounts payable	$115,657	$158,722
Accrued liabilities	73,608	297,105
	189,265	455,827

Shareholders’ equity:
Share capital (Note 8)	45,213,503	45,213,503
Contributed surplus (Note 9)	11,643,318	11,615,950
Deficit	(10,621,770)	(10,296,138)
	46,235,051	46,533,315
	$46,424,316	$46,989,142
Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	Three months ended February 28, 2009	Three months ended February 29, 2008
Revenues	$–	$–
Expenses:
Administration and general	369,199	535,588
Loss before other income (expenses)	(369,199)	(535,588)
Other income (expenses):
Foreign exchange gain (loss)	30,200	(3,607)
Interest income	14,067	127,190
Change in fair value of investments	(700)	–
	43,567	123,583
Net loss and comprehensive loss for the period	(325,632)	(412,005)
Deficit, beginning of period	(10,296,138)	(7,864,098)
Deficit, end of period	$(10,621,770)	$(8,276,103)
Loss per share – basic and diluted	$(0.005)	$(0.01)
Weighted average number of shares	67,765,559	67,765,559

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended February 28, 2009	Three months ended February 29, 2008
Operating activities:
Net loss for the period	$(325,632)	$(412,005)
Items not affecting cash:
Depreciation	1,920	3,395
Change in fair value of investments	700	-
Stock-based compensation	27,368	59,928

	(295,644)	(348,682)
Changes in non-cash working capital items:
Amounts receivable	6,118	(132,218)
Prepaid expenses and deposits	(4,367)	219,676
Accounts payable	(43,065)	28,073
Accrued liabilities	(223,497)	62,813
Total cash flows used in operating activities	(560,455)	(170,338)
Investing activities:
Capitalized mineral property expenditures, net of recoveries	149,231	(2,182,462)
Purchase of short-term investments	-	(50,000)
Acquisition of fixed assets	(16,250)	-
Total cash flows provided by (used in) investing activities	132,981	(2,232,462)
Increase (decrease) in cash and cash equivalents during the period	(427,474)	(2,402,800)
Cash and cash equivalents, beginning of period	7,700,559	12,960,396
Cash and cash equivalents, end of period	$7,273,085	$10,557,596
Cash and cash equivalents consist of:
Cash	$2,257,304	$394,327
Term deposits	5,015,781	10,163,269
	$7,273,085	$10,557,596

Supplementary cash flow information
Non-cash investing and financing activities:
Warrants received for options on mineral property	$–	$401,480

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the “Company”) was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, Pure Nickel Inc. was acquired in a reverse takeover transaction.

The Company is a mineral property exploration company and has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using standards for interim financial statements and do not contain all of the information required for annual financial statements and accordingly should be read in conjunction with the most recent annual financial statements. These statements follow the same accounting policies and methods of application as those annual financial statements, except as described in Note 3. They are expressed in Canadian dollars. All significant inter- company balances and transactions have been eliminated upon consolidation.

	(b)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock- based compensation. Actual results could differ from these estimates.

	(c)	Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value.

	(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value. Funds that are not available for use by the Company are noted as restricted.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Field equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

(f)	Mineral properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess recognized as income.

(g)	Investments

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)	Impairment of long-lived assets

The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)	Foreign currency translation

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(j)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Outstanding stock options, warrants, and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

	(k)	Stock-based compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value in accordance with the CICA Handbook section 3870 – Stock-Based Compensation and Other Stock-Based Payments. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option- pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

	(l)	Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at February 28, 2009 and November 30, 2008, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

	(m)	Income taxes

Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

	(n)	Financial instruments

Cash and cash equivalents, short-term investments and investments are designated as held-for- trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3.	REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. acquired the issued and outstanding common shares of old Pure Nickel Inc. by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star valued at $13,426,276 to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. The transaction has been accounted for as a reverse takeover transaction. Consequently, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Values were assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Amounts receivable	58,935
Prepaid expenses and deposits	74,417
Fixed assets	26,356
Mineral properties	9,791,966
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)
Fair value of consideration	$13,426,276

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

	(a)	Financial instruments

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. The CICA also issued section 3863 – Financial Instruments – Presentation, to enhance the understanding of financial statement users as to the significance of financial instruments with respect to financial position, performance and cash flows. The Company adopted these standards effective December 1, 2007. Also, effective December 1, 2006, the Company adopted CICA section 3855 – Financial Instruments Recognition and Measurement. Prior periods were not restated. Financial instrument disclosures are set out in note 15.

	(b)	Capital disclosures

In December 2006, the CICA issued section 1535 – Capital Disclosures, which is effective for interim and annual financial statements commencing on or after October 1, 2007, and establishes standards for the disclosure of capital management strategies. The Company adopted this standard effective December 1, 2007 – see note 16.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c) General standards of financial statement presentation

In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has adopted the standard effective December 1, 2008. The adoption of this standard has not had a significant impact on the Company’s financial statements.

(d) International Financial Reporting Standards

The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The Company is currently assessing the effect of the change.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in a guaranteed investment certificate placed with a Schedule I bank as security for corporate credit cards. The funds are restricted and cannot be withdrawn while the credit cards are outstanding.

6.	FIXED ASSETS

		Accumulated	Net book
February 28, 2009	Cost	depreciation	value
Office equipment	$3,866	$668	$3,198
Computer hardware	11,511	2,400	9,111
Computer software	35,364	32,324	3,040
Field equipment	16,250	-	16,250
	$66,991	$35,392	$31,599

		Accumulated	Net book
November 30, 2008	Cost	depreciation	value
Office equipment	$3,866	$500	$3,366
Computer hardware	11,511	1,661	9,850
Computer software	35,364	31,311	4,053
	$50,741	$33,472	$17,269

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

7.	MINERAL PROPERTIES

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Three months ended	beginning	net of	Impair-	warrants	end
February 28, 2009	of period	recoveries	ment	received	of period
Copper King Milford (a)	$4,128,838	$–	$–	$–	$4,128,838
MAN Project (b)	9,233,860	(242,148)	–	–	8,991,712
Salt Chuck (c)	200,260	1,542	–	–	201,802
Fond du Lac (d)	4,325,182	4,166	–	–	4,329,348
William Lake (e)(i)	20,537,382	43,082	–	–	20,580,464
Forgues and Haut Plateau East (e)(ii)	(75,124)	1,300	–	–	(73,824)
Manibridge (e)(iii)	429,612	1,590	–	–	431,202
Raglan (e)(iv)	351,392	41,237	–	–	392,629
Rainbow (e)	12,538	–	–	–	12,538
	$39,143,940	$(149,231)	$–	$–	$38,994,709

(a)	Copper King Milford, Utah, United States

The Copper King Milford properties in Utah aggregate approximately 7,000 acres. The mineral rights are 100% owned by the Company, subject to a 12% interest in the net profits from copper production of certain claims (held by a group of private investors that includes a director of the Company – Note 13) and a 2% net smelter return royalty on certain claims (held by the property vendor). On November 26, 2003, Western Utah Copper Company (now Copper King Mining Corporation) acquired 100% of the mining claims under an option agreement that gave it three years to put the property into production. The option was extended with two further one-year terms. The Company would receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced, capped at US$10 million (approximately $12 million). Copper King has provided notice to the Company that the property is being readied for production.

(b)	MAN Property, Alaska, United States

The 72,519 hectare (179,200 acre) MAN Property is located 400 km northeast of Fairbanks, Alaska. During the year ended November 30, 2008 the Company entered into an agreement with Itochu Corporation under which it agreed to reimburse the Company for exploration expenses incurred at MAN to a maximum of US$6.5 million (approximately $8.0 million) in 2008 and 2009. The reimbursement for 2008 was received during that fiscal year, and exploration expenses capitalized are recorded net of the reimbursement received. Under the agreement, Itochu has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $49 million) and meeting certain other conditions, by 2013.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

7.	MINERAL PROPERTIES (continued)

	(c)	Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 250 hectares (620 acres) near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

	(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 30,640 hectares (75,713 acres), on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

	(e)	Former Xstrata properties

In 2007, the Company purchased the property rights for the properties listed below from Xstrata Nickel, a division of Falconbridge Limited, subject to a 2% net smelter return royalty. In addition, Xstrata has a one-time right to repurchase a 50% working interest in any one of the properties if certain conditions are met.

(i)	William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

(ii)	Forgues and Haut Plateau East, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec. Manicouagan may earn 50% interest in the properties by spending a minimum of $750,000 on the property before the second anniversary date. Manicouagan may earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to spend an additional $1,500,000 for a further 12 months in the same manner. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 13).

(iii)	Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 28 km. southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to meeting certain expenditure requirements.

(iv)	Raglan, Quebec, Canada

During 2008 the Company commissioned a VTEM aerial survey of the SR1 claims in the Raglan mining district. Also, during 2008 the Company entered into an agreement with Minergy Limited under which it granted Minergy an option to earn an interest of up to 70% in 393 mining claims comprising the Nuvilik and POV properties, also in the Raglan mining district.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8.	SHARE CAPITAL

	(a)	Share capital consists of unlimited authorized common shares without par value. 67,765,559 common shares are issued and outstanding (2008 – 67,765,559).

	(b)	Stock options

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2006	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20
Outstanding, November 30, 2007	3,650,000	0.99
Granted	1,075,000	0.26
Forfeited	(300,000)	0.79
Expired	(250,000)	0.90
Outstanding, November 30, 2008	4,175,000	0.83
Granted	785,000	0.06
Expired	(1,200,000)	0.88
Outstanding, February 28, 2009	3,760,000	0.65

The following stock options are outstanding and exercisable at February 28, 2009:

Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
Exercise		remaining	average		average
prices	Number of	contractual life	exercise	Number of	exercise
$	shares	in years	price $	shares	price $
0.06	785,000	2.8	0.06	410,000	0.06
0.26	975,000	2.1	0.26	760,000	0.26
0.31	100,000	1.9	0.31	100,000	0.31
0.79	100,000	1.6	0.79	100,000	0.79
0.90	975,000	1.1	0.90	975,000	0.90
1.07	100,000	1.7	1.07	100,000	1.07
1.30	250,000	1.3	1.30	250,000	1.30
1.45	100,000	1.3	1.45	100,000	1.45
1.50	250,000	1.2	1.50	250,000	1.50
1.55	125,000	1.2	1.55	125,000	1.55
	3,760,000	1.8	0.65	3,170,000	0.74

Stock options outstanding at February 28, 2009 expire from March 27, 2010 to December 17, 2011.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8.	SHARE CAPITAL (continued)

(c)	Warrants
		Weighted
		average
	Number	exercise
	of shares	price $
Outstanding, November 30, 2006	–	–
Issued	20,000,004	1.66
Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82
Expired	(11,000,001)	1.75
Outstanding, February 28, 2009	4,000,000	2.00

Outstanding warrants expire May 11, 2010.

(d)	Agent Unit Warrants

		Weighted
		average
	Number of	exercise
	units	price $
Outstanding, November 30, 2008 and 2007	629,370	1.25
Expired, January 9, 2009	(629,370)	1.25
Outstanding, February 28, 2009	–	–

9.	CONTRIBUTED SURPLUS

	Three months	Three months
	ended	ended
	February 28,	February 29,
	2009	2008
Balance, beginning of period	$11,615,950	$11,362,381
Stock-based compensation expense	27,368	59,928
Balance, end of period	$11,643,318	$11,422,309

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

10.	STOCK-BASED COMPENSATION

During the three months ended February 28, 2009, the Company granted 785,000 stock options to officers, employees and consultants of the Company (February 29, 2008 – 100,000). The weighted average fair value of each option granted was $0.06 (February 29, 2008 - $0.31) using the Black- Scholes option-pricing model at the date of each grant using the following assumptions:

	Three months ended	Three months ended
	February 28,	February 29,
	2009	2008
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	1.8%	3.13%
Expected dividend yield	0%	0%
Expected stock price volatility	119%	117%

During the three months ended February 28, 2009, the Company recognized $27,368 of compensation expense (2008 - $59,928), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

11.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

12.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the three months ended February 28, 2009 and February 29, 2008 was 67,765,559. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.	RELATED PARTY BALANCES AND TRANSACTIONS

During the three months ended February 28, 2009, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $ nil (2008 - $49,893), and paid directors of the Company, and companies controlled by directors of the Company, $ nil (2008 - $103,014) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(f) respectively, a director of the Company is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

14.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The Company has various financial instruments comprising of cash and cash equivalents, short- term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at February 28, 2009 was $1,675. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

	(b)	Credit risk

The Company maintains all of its cash and cash equivalents and short-term investments invested in short-term instruments of major financial institutions. Most of these amounts are not insured but depend upon the general creditworthiness of the institutions.

	(c)	Liquidity risk

The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

	(d)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14.	FINANCIAL INSTRUMENTS (continued)

(e) Currency risk

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At February 28, 2009, the Company had net monetary assets denominated in United States funds of $564,248. An increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $107,700, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $107,700. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

15.	CAPITAL DISCLOSURES

The Company considers all of the components of shareholders’ equity to be capital. The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the period.

16.	SEGMENT DISCLOSURES

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

February 28, 2009	Canada	United States	Total
Fixed assets	$31,599	$–	$31,599
Mineral properties	25,672,357	13,322,352	38,994,709
	$25,703,956	$13,322,352	39,026,308

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	13,562,958	39,143,940
	$25,598,251	$13,562,958	$39,161,209

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception on April 29, 1987 aggregate $10,621,770.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

		Three months	Three months
		ended	ended
		February	February
		28, 2009	29, 2008
	Net loss under Canadian GAAP	$(325,632)	$(412,005)
	Capitalized expenditures on unproven mineral properties	149,231	(1,753,126)
	Net loss under U.S. GAAP	$(176,401)	$(2,165,131)
	Loss per share under U.S. GAAP – basic and diluted	$(0.003)	$(0.032)

(ii)	Mineral Properties

		Three months	Three months
		ended	ended
		February	February
		28, 2009	29, 2008
	Mineral properties under Canadian GAAP	$38,994,709	$37,313,505
	Capitalized expenditures on unproven mineral properties	(38,994,709)	(37,313,505)
	Mineral properties under U.S. GAAP	$–	$–

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

17.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(iii)	Deficit

	Three months	Three months
	ended	ended
	February	February
	28, 2009	29, 2008
Deficit under Canadian GAAP	$(10,621,770)	$(8,276,103)
Capitalized expenditures on unproven mineral properties	(38,994,709)	(37,313,505)
Deficit under U.S. GAAP	$(49,616,479)	$(45,589,608)

18.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.